SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

News Release	December 21, 2007 at 12.15 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki,Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso continues co-determination negotiations at Kemijärvi and Kymenlaakso, seeking economically sound alternatives

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s co-determination negotiations with employee representatives at Kemijärvi and Kymenlaakso are continuing. No decisions concerning potential alternative uses of any of the assets to be closed have been or will be made prior to the completion of the negotiations. For the sites to be closed, the alternatives do not include the sale of the assets for their current use.

Every effort is being made to find alternatives that support the Company’s stated strategy of using more domestic wood at Stora Enso’s mills, whilst reducing purchases of excessively expensive imported wood. As previously stated, the Company’s goal is to secure access to domestic wood at the larger mill sites in Northern Finland. At the same time the company is seeking economically viable alternatives for the affected sites that can provide employment opportunities for those employees unable or unwilling to seek Company-supported relocation and new employment in other locations.

“My impression is that the local co-determination negotiations, whilst understandably difficult and challenging, are proceeding in a constructive atmosphere. We are committed to not only completing these negotiations in good faith and supporting the employees affected, as we have already said, but also actively seeking other alternative uses of the sites that we plan to stop using in their present format of pulp or paper production,” said Stora Enso CEO Jouko Karvinen.

“Our goal remains to find solutions for the Kemijärvi pulp mill and Summa paper mill in a way that permanently reduces the use of expensive imported pulpwood in Finland thus improving the future and jobs at Veitsiluoto, Oulu and other large entities. To our delight, several parties have expressed their clear interest in the sites affected, some of them also clearly supporting our goal of reducing use of imported pulpwood. The negotiations on several competing alternatives will be conducted between us and the interested parties, the moment we have something definite to tell about real agreements we will naturally communicate it, first to our employees,” Karvinen continued.

“As one of several parties expressing interest in the facilities in Lapland and Kymenlaakso, Ruukki Group yesterday publicly announced their confidential offer letter for Kemijärvi Pulp Mill. Earlier today we gave our response to them where we stated that in our view their offer does not support our goals of using the domestic pulpwood in our larger entities to secure their future and is therefore as described of no interest to us.,” CEO Jouko Karvinen concluded.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing newsprint and book paper, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel